Exhibit 99.1

Canopy Growth Receives Key Extraction Licence

SMITHS FALLS, ON, Aug. 20, 2019 /CNW/ - Canopy Growth Corporation (TSX: WEED), (NYSE: CGC) ("Canopy Growth" or the "Company") is pleased to announce that it has received a licence from Health Canada for its KeyLeaf Life Sciences ("KeyLeaf") facility in Saskatoon, Saskatchewan. Including the Smiths Falls site and the recently licensed BC Tweed extraction site, Canopy Growth now operates three significant extraction assets to support the throughput required for large scale value-add product development.

Canopy Growth recently retrofitted the now fully licensed KeyLeaf facility in Saskatchewan, a company with over 50 years of experience in the extraction industry. This facility is expected to be online in the Fall of 2019 and has the capacity to extract up to 5,000 kilograms of hemp or cannabis biomass per day. The application for the licence was submitted under KeyLeaf's previous name, POS Management Corp. and will be updated in due course. The newly-licensed extraction platform is located in close proximity to Canopy Growth's large-scale outdoor hemp and cannabis grow operations. The Company looks forward to the additional capacity increasing production efficiency, augmenting output volume, and ultimately reducing operational costs for value-add products set to be rolled out in the Canadian recreational and medical markets at the end of calendar year 2019.

"With this milestone, we are executing against the vision of making strategic investments today in order to deliver results over the long term," said Mark Zekulin, CEO, Canopy Growth. "This licence will ensure we have the supply of extraction inputs for the medical, CBD, and recreational markets, especially the next generation of value-add, high margin cannabis products here in Canada."

The KeyLeaf facility, and broader extraction infrastructure that has been recently licensed, will complement the Company's indoor, greenhouse, and outdoor cannabis and hemp growing operations on the one side, and its value-add beverages, vapes, softgels and edibles infrastructure on the other side. The licensing of these facilities brings the Company one major step closer to completing its Canadian build-out, and also represents a blueprint model for international expansion as global market demand dictates.

Here's to Future Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the receipt of licences from Health Canada. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 20-AUG-19